October 11, 2005

Via Facsimile ((212) 455-2502) and U.S. Mail

Lee Meyerson, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY  10017

Re:	New American Capital, Inc.
	Schedules TO-I filed October 5, 2005
	SEC File Nos. 005-81027 and 005-81028

Dear Mr. Meyerson:

	We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
Because your filings are similar, we have issued comments that are applicable to all three filings, unless the comment specifies otherwise. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Schedules TO-I filed on October 5, 2005
1. We note the ability of note holders to convert their notes for a specific period time following the notice of a Fundamental Change. Please advise regarding what consideration was given to whether the conversion feature is a tender offer and the applicability of the federal tender offer rules. In this regard, please see Western Union
Corp. (August 18, 1986). Please provide a response with regard to each security.
2. Please advise us as to the exemption from registration upon which you are relying in conducting the offer and, in particular, in connection with the issuance of securities pursuant to the payment of the Make Whole Premium. We may have further comment upon receipt of your response.

Item 4. Terms of the Transaction, page 2
3. With respect to your disclosure in response to Item 4(b), please tell us why you need to qualify your disclosure "to the best of your knowledge." What prevents you from knowing and disclosing this information? Please explain or delete the qualifier. Apply this comment to Items 8(a) and (b) and Item 11(a)(1).

Offer to Purchase

Selected Historical Financial Data, page 9
4. It appears that certain financial information has been incorporated by reference to satisfy Item 10 of Schedule TO. Please provide the pro forma financial information pursuant to Item 10 of Schedule TO, if applicable, and the complete summarized financial information as required by Instruction 6 to Item 10 of Schedule TO.
We note specifically the lack of disclosure of the information required by Item 1010(c)(1) and (4). Please advise us regarding whether you intend to disseminate that information to security holders. Refer to telephone interpretation H.7 in the July 2001 supplement to our "Manual of Publicly Available Telephone Interpretations" that is available on the Commission`s website at www.sec.gov for additional guidance.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since each of the bidders and their respective management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from each bidder acknowledging that:

* the bidder is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please direct any questions to me at (202) 551-3619 or, in my absence, to Pam Carmody, Special Counsel, at (202) 551-3265. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-0303.

						Sincerely,



						Daniel F. Duchovny
						Attorney-Advisor
						Office of Mergers and Acquisitions


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Lee Meyerson, Esq.
Simpson Thacher & Bartlett LLP
October 11, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE